EXHIBIT 99.1

Endeavour Silver Produces 2,096,545 Oz Silver and 10,126 Oz Gold, for a total of 3.6 Million Silver Equivalent Oz in Q3 2026

VANCOUVER, British Columbia, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports third quarter 2026 production of 2,096,545 silver ounces (“oz”), 10,126 gold oz, and in combination with base metals, a silver equivalent(1) production of 3.6 million oz. Year-to-date production was 5,915,874 silver oz and 32,340 gold oz for a total silver equivalent(1) production of 10.4 million oz. All dollar amounts are in US dollars ($).

“Despite temporary operational disruptions, we are encouraged by our underlying metrics in the third quarter, with the Terronera plant reaching optimal processing performance and the Kolpa expansion exceeding expectations.” commented Dan Dickson, Chief Executive Officer. “This performance reflects the focus and resilience of our teams, who responded effectively to temporary operational disruptions while maintaining a strong commitment to safe production. With these challenges successfully managed and with our operations continuing to advance, we are well positioned to build on this progress and carry positive momentum into the fourth quarter.”

Q3 2026 Production Overview

  Consistent Throughput: Consolidated throughput and grades were consistent with throughput and grades in Q2 2026. Metal recoveries have further improved through continued process refinement, resulting in consolidated production in line with plan and silver equivalent(1) production of 3.6 million oz, compared to 3.4 million produced in Q2 2026.
  Kolpa Further Increases Throughput: Throughput increased in Q3 2026 to 256,052 tonnes, compared to 233,408 tonnes in Q2 2026, reflecting the continued benefits of the plant expansion commissioned at the end of Q1 2026.
  Blockade and Suspension of Operations at Terronera Mine: Operations at the Terronera mine were suspended from August 12 to August 24, 2026, resulting in a slightly lower Q3 throughput of 165,171 tonnes compared to 175,729 tonnes in Q2 2026. During the quarter, metal recoveries improved with optimization and refinement within the plant. Sill development commenced in the high-grade zones of Terronera.
  Guanaceví Temporary Reduction of Capacity: The mill was taken offline on September 21 to replace the primary mill head and trunnion, with repairs expected to be completed in the first half of October. During this period, processing has continued at a lower throughput. This resulted in lower than planned throughput for the quarter of 89,722 tonnes. Ore grades improved compared to the prior quarter; however, higher prices enable mining in lower grade areas, extending mine life.
  Metal Sales and Inventories: Total sales of 1,900,368 silver oz and 9,499 gold oz during the third quarter. A total of 363,854 silver oz and 1,346 gold oz of bullion inventory and 59,547 silver oz and 306 gold oz in concentrate inventory were held as at September 30, 2026.

Q3 2026 Operations

Consolidated silver production was 2,096,545 oz in Q3 2026, slightly below plan, and 19% higher than 1,766,926 oz produced in Q3 2025. Higher production is attributed to the higher silver production from Kolpa and the additional 710,670 oz of silver contributed by Terronera, which achieved commercial production on October 1, 2025. These higher contributions were partially offset by the sale of Bolañitos which was finalized on January 15, 2026. Silver production at Guanaceví was 31% lower in Q3 2026 compared to Q3 2025, predominantly due to 24% lower silver grades and 10% lower throughput.

Consolidated gold production was 10,126 oz in Q3 2026, 39% higher than 7,285 oz produced in Q3 2025. Higher production is primarily attributable to the addition of 7,157 oz from Terronera, partially offset by the sale of Bolañitos. Gold production at Guanacevi was 7% lower than Q3 2025, predominantly due to the 10% lower throughput and 1% lower gold grade.

Terronera’s Q3 2026 production was slightly below plan, reflecting lower throughput during the blockade in August. In September 2026, following the resolution of the blockade, Terronera processed 60,313 tonnes and produced 299,398 oz of silver and 2,472 oz of gold during the month.

During Q3 2026, Terronera recoveries averaged 88.0% for silver and 75.0% for gold, slightly above Q1 and Q2 2026 and in line with plan. Recoveries improved during the quarter, as shown in the monthly production results table below, trending from 85.6% in July and 86.2% in August achieving a recovery of 91.1% in September reflecting the success of optimization work undertaken during the period. Ore grades of 152 grams per tonne (gpt) compared to 126 in Q2 2026 for silver and 1.80 gpt of gold compared to 1.87 in Q2 2026 for gold were in line with plan for the quarter. Grades improved as planned with sill development in higher grade zones commencing during the quarter.

Guanaceví’s throughput was 10% lower than Q3 2025 due to the reduction in capacity in September. Grades were higher than in the preceding quarters but lower than Q3 2025 due to the planned mining sequence through lower-grade areas of the deposit and higher than planned dilution. Supplies of local third-party mill feed continued to supplement Guanaceví production, amounting to 33% of quarterly throughput.

Kolpa's throughput in Q3 2026 was 256,052 tonnes producing 682,903 oz of silver, compared to 233,408 tonnes producing 633,288 oz of silver in Q2 2026, following the plant ramp-up to 2,500 tonnes per day at the end of Q1 2026. The processed material in Q3 2026 averaged grades of 92 g/t silver, 2.67% lead, 2.08% zinc and 0.25% copper. Despite the slightly lower grades, due to the significant increase in throughput, production of silver exceeded plan while production of base metals remained in line with plan.

Updated Guidance

With operational interruptions at Terronera and Guanaceví during the quarter, the Company will be performing recalculations of full year production and cost guidance. Production for the full year is expected to be at or slightly below the low end of the guided range. A guidance update will be provided with the third quarter earnings release on November 9, 2026.

Consolidated Production Highlights for the Three and Nine Months Ended September 30, 2026

Three Months Ended September 30				Nine Months Ended September 30
2026	2025	% Change		2026	2025	% Change
510,944	400,245	28%	Throughput (tonnes)	1,477,177	913,580	62%
2,096,545	1,766,926	19%	Silver ounces produced	5,915,874	4,456,455	33%
10,126	7,285	39%	Gold ounces produced	32,340	23,379	38%
6,504	5,664	15%	Lead tonnes produced	17,650	9,167	93%
4,558	3,666	24%	Zinc tonnes produced	11,389	5,982	90%
143	120	20%	Copper tonnes produced	336	178	89%
2,031,425	1,725,317	18%	Payable silver ounces produced	5,719,334	4,373,087	31%
9,852	7,151	38%	Payable gold ounces produced	31,370	22,978	37%
3,611,034	3,037,156	19%	Silver equivalent ounces produced[1]	10,390,771	7,438,645	40%
1,900,368	1,762,484	8%	Silver ounces sold	5,596,696	4,441,848	26%
9,499	7,478	27%	Gold ounces sold	31,265	23,722	32%

1 Silver equivalent for 2026 is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne. Silver equivalent for 2025 is calculated using 80 silver oz to 1 gold oz; 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
Bolañitos mine was sold January 15, 2026, and is included in the consolidated results above.

Production Tables for the Three Months Ended September 30, 2026, by mine

Three Months Ended September 30, 2026	Terronera	Guanaceví	Kolpa
Tonnes processed	165,171	89,722	256,052
Tonnes per day	1,795	975	2,783
Silver ounces produced	710,670	702,972	682,903
Silver grade gpt	152	257	92
Silver recovery	88.0%	94.9%	90.3%
Gold ounces produced	7,157	2,969	-
Gold grade gpt	1.80	1.06	-
Gold recovery	75.0%	96.8%	-
Lead tonnes produced	-	-	6,504
Lead grade %	-	-	2.67%
Lead recovery %	-	-	95.2%
Zinc tonnes produced	-	-	4,558
Zinc grade %	-	-	2.08%
Zinc recovery %	-	-	85.7%
Copper tonnes produced	-	-	143
Copper grade %	-	-	0.25%
Copper recovery %	-	-	22.7%
Silver equivalent ounces produced[1]	1,354,759	970,205	1,286,070

Totals may not add up due to rounding.
1 Silver equivalent for 2026 is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne.

Terronera Production by Month for the Three Months Ended September 30, 2026

The table below presents monthly production at Terronera during the third quarter. Metal recoveries improved throughout the quarter as processing activities were refined and optimized. Metal grades also strengthened as sill development commenced in higher-grade zones during the third quarter.

Three Months Ended September 30, 2026	July	August	September	Total
Tonnes processed	65,307	39,551	60,313	165,171
Tonnes per day	2,107	1,276	2,010	1,795
Silver ounces produced	230,405	180,868	299,398	710,670
Silver grade gpt	128	165	169	152
Silver recovery	85.6%	86.2%	91.1%	88.0%
Gold ounces produced	3,049	1,635	2,472	7,157
Gold grade gpt	1.95	1.73	1.67	1.80
Gold recovery	74.3%	74.5%	76.3%	75.0%
Silver equivalent ounces produced[1]	504,836	328,042	521,881	1,354,759

1 Silver equivalent for 2026 is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne.

Production Tables for the Nine Months Ended September 30, 2026, by mine

Nine Months Ended September 30, 2026	Terronera	Guanaceví	Kolpa
Tonnes processed	516,318	285,684	661,187
Tonnes per day	1,891	1,046	2,422
Silver ounces produced	1,852,318	2,198,851	1,846,309
Silver grade gpt	130	259	96
Silver recovery	86.0%	92.6%	90.5%
Gold ounces produced	23,301	8,547	-
Gold grade gpt	1.91	1.00	-
Gold recovery	73.4%	92.7%	-
Lead tonnes produced	-	-	17,650
Lead grade %	-	-	2.81%
Lead recovery %	-	-	94.9%
Zinc tonnes produced	-	-	11,389
Zinc grade %	-	-	2.03%
Zinc recovery %	-	-	84.7%
Copper tonnes produced	-	-	336
Copper grade %	-	-	0.23%
Copper recovery %	-	-	22.1%
Silver equivalent ounces produced[1]	3,949,375	2,968,054	3,410,577

1 Silver equivalent for 2026 is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne.
Bolañitos mine was sold January 15, 2026, and is not included in the breakdown above.
Totals may not add up due to rounding.

Management Change

The Company also announces that Greg Blaylock will be departing from his role as Vice President, Operations. The Company thanks Mr. Blaylock for his dedicated service and wishes him every success in the future.

About Endeavour Silver

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q3 2026 Financial Results and Conference Call

Q3 2026 financial results will be released after market close on Monday, November 9, 2026, and Management will host a conference call the next day, Tuesday, November 10, 2026, at 9:00 a.m. Pacific Time / 11:00 a.m. Eastern Standard Time to discuss the results.

Date:	Tuesday, November 10, 2026

Time:	9:00am Pacific Time / 11:00am Eastern Standard Time

Telephone:	Canada & US + 1-833-752-3348 International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658 International +1-412-317-0088 Access code is 5403106; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding the timing for completion of repairs at the Guanaceví mill; the Company’s positioning; updates to guidance and the timing thereof; expected production; the Company’s plans to drive organic growth, create lasting value and become a leading senior silver producer; and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to disruptions and delays due to blockades, protests, demonstrations and similar actions; unexpected changes in production and cost guidance; the ongoing effects of inflation and supply chain issues on mine economics; the failure to complete repairs at the Guanaceví mill in a timely manner or at the expected cost; the effectiveness of alternative processing methods; a greater-than-anticipated adverse impact on production levels and costs; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining projects will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.